Filed by L3 Technologies, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: L3 Technologies, Inc.
Commission File No. 001-37975
Your Questions Answered

Please check here for new and updated answers to employee questions.  You can submit questions to Merger.Questions@L3t.com.

Benefits

Will there be changes to the L3 Master Savings Plan (MSP) and the ACSS 401(k) Plan?

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Your 401(k) match and plan administration at Fidelity will remain in place through calendar year 2019.  As the integration process moves forward, we will partner with Harris to determine how to harmonize 401(k) plans at the combined company, and will communicate with everyone at that time.

Will I be able to move my 401(k) plan balance to another qualified retirement account, such as an IRA, as a result of the proposed merger?

■	No. Your 401(k) balance will continue to be governed by the terms and conditions of the plan.

I am currently employed by L3 but was formerly employed by Harris. Following the proposed merger closing, will my former Harris service be counted as service?

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Service recognition is one of the many integration-related items that will require careful thought.  We do not have answers just yet, but will share more information on this and other integration considerations as soon as possible.

With the larger employee base, do you expect the merger to reduce the cost of benefits to employees?

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As the integration process moves forward, we will assess whether cost saving opportunities exist. Some benefits, such as healthcare and pharmacy expenses, are already largely self-insured by L3 and Harris—our companies pay for the full costs of the programs themselves, supplemented with employee premiums, co-payments and co-insurance – with costs primarily dictated by employee utilization. Other benefits, such as disability, life and accident coverage, and voluntary benefits (identify theft protection, group legal plan, hospital indemnity insurance, etc.) are provided by third parties and may be more efficiently purchased by the larger combined company.

Can you explain the impact to the L3 401(k) savings plans with the 1.3 share distribution of Harris stock per owned L3 stock?

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Once the transaction closes, the balances held in the L3 Stock Fund in the L3 Master Savings Plan (MSP) and the ACSS 401(k) savings plan will convert to the new L3 Harris Technologies Stock Fund. The conversion ratio will be 1.3 shares of L3 Harris stock for every one share of L3 stock.

■	It is important to note that while the conversion ratio will be the same, the L3 Stock Fund in the 401(k) savings plans is currently recorded as units, not shares of L3 Stock.

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A prospectus for the new L3 Harris Stock Fund will be distributed to all MSP and ACSS 401(k) plan participants as soon as administratively possible following the anticipated closing of the merger in mid-2019.

What effect will the merger have on the L3 pension plan for eligible participants?

■	Earlier this year, a communication was distributed to employees participating in a non-bargained L3 sponsored pension plan. These changes will continue as planned.

■	Participation in the L3 sponsored pension plan for bargained employees will continue according to the terms of the Collective Bargaining Agreement.

■	At this point in time, there has been no discussion to further amend or freeze future benefit accruals in the non-bargained pension plans.

Will severance be offered for employees who are impacted by the proposed merger?

■	As of now, no decisions have been made, and both businesses will continue to operate as separate entities until the transaction closes.

■	Both L3 and Harris currently maintain severance policies and plans for eligible employees and we will partner with Harris on this in the weeks ahead as part of integration planning.

■	We will provide additional details regarding severance eligibility and terms as available.

Compensation & Incentives

Are there any anticipated changes to Management Incentive Bonus (MIB)?

■	At this point, we anticipate no changes to MIB in 2019. We will explore harmonization opportunities as part of the merger integration planning efforts.

What impact will the merger have on my compensation?

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Both businesses will continue to operate as separate entities until the close of the transaction and your compensation and benefits will generally remain the same other than normal changes as part of our annual open enrollment and annual merit cycle.  The integration team will examine various disparate benefit programs and make recommendations on opportunities to ensure employees continue to have competitive salaries and high-quality benefits.  We are committed to communicating in a timely and transparent manner as we move forward and decisions are made.

Will there be any changes to my health plans benefits?

■	Until the merger closes, which is expected in mid-2019, your health plan and other benefits will generally remain the same, subject to routine updates as part of our annual benefit review.

■	We are not planning any material changes to L3 employee health plan benefits at this time, and employees should continue to follow normal enrollment procedures.

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If there is migration to the other party’s plans after the merger closes, both L3 and Harris have generally agreed to give the other party’s employees service credit for eligibility, vesting and accrual purposes (except for benefit accruals under pension plans).

Additional Questions

Can I begin applying for Harris jobs now? Are there any hiring restrictions between now and close?

■	L3 and Harris remain separate, independent companies, and there are no restrictions on you applying for positions with other companies, including Harris, at any time.

■	Once the proposed merger closes, we expect that the larger combined company will offer even more opportunities for career development.

Does the pending merger prevent me from applying for open internal positions at L3?

■	No. It is business as usual.

Does this merger prevent us from filling open positions we currently have posted at L3?

■	No. It is business as usual.

What should I share about the merger with external parties, including trade show participants, suppliers, candidates and college students who have accepted an offer for positions that begin at a later date?

■	Please review the Speaking Points for Suppliers, Candidates and Trade Shows on the L3 Intranet.

Will there be any changes to our IT or HR systems, workflow tools, etc.?

■	It is too soon to know what changes may occur as a result of the harmonization of our IT or HR systems and processes.

Will there be restructuring resulting in job losses?

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Our Merger of Equals with Harris is a highly-complementary strategic fit with very little program overlap.  Synergies are likely to be concentrated in the supply chain (direct and indirect spend), systems (harmonization and rationalization), benefit vendor consolidation and possible insurance cost reductions due to scale.  There may be restructuring resulting from the consolidation into one operating model, but we are still at the early stages of planning and these actions will take place over time.

If the merger is approved, what will the organizational structure of the combined enterprise look like?

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It is too soon to say exactly how the combined company will be organized, but the L3-Harris Integration Management Office (IMO) is working on this.  We will communicate with employees as soon as we have more to share.

Will we combine L3 and Harris facilities in similar locations?

■	L3 and Harris have some facilities that are close to each other, and the integration process will include an assessment of opportunities to co-locate employees where appropriate.

Once the merger is complete, can I transfer to one of Harris’s facilities?

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It is too soon to answer this question, but we expect that the larger combined company will offer even more opportunities for career development.  If you are interested in transferring to a new role or location, you can speak with your manager or HR Business Partner after the close of the transaction.

Will 9/80 work schedules remain in place at locations that have them now?

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While it is too early to know, we do not anticipate that current work schedules will materially change.  However, we will consider business needs, for example with co-located facilities.  If any changes are made, we will notify employees in advance.

Will L3 and Harris harmonize systems and processes?

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Both companies share a philosophy of reducing complexity as well as simplifying and harmonizing systems and processes.  We are early in the planning process and will communicate with everyone as decisions are made.

Why are we merging with Harris Corporation?

■	We are merging with Harris because we believe, and the Board agrees, this is in the best interests of our employees, customers and our shareholders.

■	The combination of L3 and Harris will create the non-traditional 6th Prime that we have been working towards and our customers have been waiting for.

■	As a result of the merger, we will greatly accelerate our growth strategy and diversify our capabilities.

■	The combined company will have increased scale, while remaining agile, innovative and mission-focused.

■	Together we will have over $16 billion in revenue, approximately 48,000 employees and will serve more than 100 countries worldwide.

Who is Harris?

■	Harris is a leading technology innovator, solving customers’ toughest mission-critical challenges by providing solutions that connect, inform and protect.

■	Harris has a reputation for quality and integrity, and shares our dedication to innovation. L3 and Harris’ vision, mission and values are closely aligned.

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The company is headquartered in Melbourne, Florida and has approximately 17,000 employees operating across three business segments: Communication Systems, Electronic Systems, and Space & Intelligence Systems.

What does the Merger of Equals mean for employees?

■	This is an exciting opportunity for employees to become part of a larger, more diversified global technology company serving the defense and commercial aerospace markets.

■	The new company will maintain L3’s entrepreneurial spirit with stronger capabilities and broader scale.

■	L3 employees will be part of an even stronger, healthier company with the enhanced resources to support next-gen R&D and better serve our customers.

■	Our highly-engaged workforces are critical to the success of L3 and Harris, and will be the foundation of our long-term success as a combined company.

What will the combined company be called, and where will it be headquartered?

■	Our new company will be named L3 Harris Technologies, Inc., and will be a true partnership of two well-respected, technologically advanced and highly innovative organizations.

■	The company will be headquartered in Melbourne, Florida.

Who will lead the combined company?

■	We have taken a very deliberate and thoughtful approach to succession planning.

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Bill Brown, the current President and CEO at Harris, will serve as CEO of the combined company for the first two years after the deal closes, during which time Chris will serve as President and Chief Operating Officer.

■	After the first two years, Chris Kubasik will become President and CEO.

■	The company’s 12-member board of directors will be comprised of six representatives from each company’s current board.

When will the merger be completed?

■	The transaction is expected to close in mid-2019. L3 and Harris will continue to operate as separate companies until the merger closes.

■	During this time, it is critical that we all stay focused on our day-to-day responsibilities and serving our customers.

What will the integration entail?

■	Chris and Bill will co-head the integration planning process to bring together the best people, capabilities and technologies.

■	We will be communicating with everyone in the coming weeks and months as the integration planning process moves forward.

■	For legal reasons, we must all be careful not to discuss private or sensitive information with Harris employees during the integration period unless directed to do so.

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If you have questions about our company policy for interacting with Harris employees during the integration planning process, please refer to the Employee Protocols & Guidelines checklist available on the L3 Intranet.

Will there be a reduction in force or facilities consolidation?

■	As of now, no decisions have been made and both businesses will continue to operate as separate entities until the close of the transaction.

■	As part of the integration review process, we will examine the employee workforce and facilities of both companies to determine where it may be appropriate to consolidate operations.

■	We are committed to communicating in a timely and transparent manner as we move forward and decisions are made.

What changes should we expect?  When will we know more?

■	Over the coming weeks and months as decisions are made, we will communicate openly and transparently along the way.

■	For now, we should all remain focused on our day-to-day responsibilities and delivering high quality products and services to customers.

What will happen to our vacation time? Will anything change?

■	As of now, nothing changes and both businesses will continue to operate as separate entities until the transaction closes. This includes maintaining current vacation policies for L3 and Harris.

What should employees be doing?

■	For now, nothing will change.

■	We encourage all employees to remain focused on delivering the highest quality products and services our customers have come to expect.

Where can I find more information about the merger?

■	Additional information has been posted on the L3 Intranet, as well as to our corporate website.

■	We have created a transaction microsite to provide additional details and we encourage you to visit the Merger Transaction Website.

■	We will keep you informed and provide relevant updates on the L3 Intranet and microsite as developments occur.

Where can I ask additional questions?

Please email questions to merger.questions@l3t.com and we will continue to update this FAQ document to keep employees current on new developments.

What should I do if I am contacted by the media or other parties?

Please direct any media inquiries to Jennifer Barton Jennifer.Barton@l3t.com and investor inquiries to John Kim John.Kim@l3t.com.

How should I respond to questions from suppliers, candidates or trade show participants?

Follow the guidelines on these Speaking Points [LINK] when communicating about the merger.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This communication is being made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris”).  In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include the Joint Proxy Statement of L3 and Harris and a Prospectus of Harris, as well as other relevant documents regarding the proposed transaction.  A definitive Joint Proxy Statement/Prospectus will also be sent to L3 stockholders and Harris stockholders.  This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that either or both of L3 or Harris or any of their respective affiliates may file with the SEC or make available to their respective stockholders.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about L3 and Harris, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from L3 by accessing L3’s website at https://www.l3t.com/ or from Harris by accessing Harris’s website at https://www.harris.com/.

L3 and Harris and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from L3 stockholders and Harris stockholders in respect of the proposed transaction.  Information regarding L3’s directors and executive officers is contained in L3’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC.  Information regarding Harris’s directors and executive officers is contained in Harris’s Annual Report on Form 10-K for the year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements other than historical facts may be forward-looking statements; words such as “may,” “will,” “should,” “likely,” “projects,” “financial guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements.  L3 and Harris cautions investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond L3’s and Harris’ control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  In addition to factors previously disclosed in L3’s and Harris’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of L3 and Harris to terminate the definitive merger agreement between L3 and Harris; the outcome of any legal proceedings that may be instituted against L3, Harris or their respective directors; the risk that the stockholder approvals of L3 or Harris may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the L3 and Harris businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm L3’s or Harris’s businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of L3 or Harris to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on L3’s or Harris’s operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of L3’s and Harris’s common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact L3’s or Harris’s ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which L3 and Harris operate; and events beyond L3’s and Harris’s control, such as acts of terrorism.

These forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither L3 nor Harris undertake any obligation to update forward-looking statements.  For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in L3’s and Harris’s most recent reports on Form 10-K for the years ended December 31, 2017 and June 29, 2018, respectively, and any material updates to these factors contained in any of L3’s and Harris’s subsequent and future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.  Given these uncertainties, you should not place any reliance on these forward-looking statements.